Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen New York AMT-Free Municipal Income Fund f/k/a Nuveen Insured New York Tax-Free Advantage
  Municipal Fund

811-21211


The annual meeting of shareholders was held in the offices of Nuveen Investments on March 30, 2012; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to May 8, 2012 at which time the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on March 1, 2012, under Conformed Submission Type DEF 14A, accession number 0001193125-12-092168.